Exhibit 99.3

Navios Maritime Acquisition Corporation

Announces

Closing of Approximately $100.0 million of Gross Proceeds

MONACO September 16, 2013 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) announced today the closing of its previously announced placement, issuing a total of 25,974,026 shares of common stock, at a price of $3.85 per share, raising approximately $100.0 million of gross proceeds.

The placement included a registered direct offering of 12,987,013 shares of common stock which raised approximately $50.0 million of gross proceeds and a placement of 12,987,013 shares of common stock to Navios Maritime Holdings Inc. (“Navios Holdings”) which raised approximately $50.0 million of gross proceeds.

Navios Acquisition expects to use the net proceeds of the placements for working capital and other general corporate purposes, including the repayment of outstanding indebtedness and/or the acquisition of vessels, although no such acquisitions are pending or have been identified.

After the closing announced today, Navios Holdings owns approximately 48.5% of Navios Acquisition.

RS Platou Markets, Inc. acted as the sole lead manager in the registered direct offering. RS Platou Markets AS and S. Goldman Capital LLC acted as lead placement agents in the registered direct offering. ABN AMRO Securities (USA) LLC, DVB Capital Markets LLC, Clarkson Capital Markets LLC and BNP Paribas Securities Corp. acted as co-placement agents in the registered direct offering.

The Company’s common shares trade on the New York Stock Exchange under the symbol “NNA.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The registered direct offering was made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the registered direct offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website located at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained from RS Platou Markets, Inc., 410 Park Avenue, 7th Floor, Suite 710, New York, NY 10022, Attention: Raquel Lucas (or by e-mail at office@platou.com).

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

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